Exhibit 99.1

Wheaton Precious Metals Provides Corporate Update

TSX:WPM
NYSE: WPM

VANCOUVER, April 1, 2020 /CNW/ - "During these unprecedented times, Wheaton is taking every step possible to ensure the health and safety of our employees and the broader community," said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. "Given the rapidly evolving situation, we are monitoring our partners' operations closely and providing support wherever possible. With current strong cash flows and ample financial liquidity, Wheaton is well-positioned to withstand current market conditions and grow our portfolio should there be any accretive opportunities. These are incredibly challenging times, and we hope everyone stays healthy and safe."

Business Continuity and Employee Health and Safety
With the recent developments around COVID-19, the health and safety of Wheaton's employees and communities remain a top priority, as well as considering any impacts to the business. With a focus on physical distancing in order to combat the spread of COVID-19 globally, Wheaton closed its offices several weeks ago, and has successfully transitioned to telecommuting for all of its employees. Wheaton has always maintained detailed business continuity plans, which include clear policies and procedures to ensure employees can work from home or other remote areas, as well as defined crisis management teams and clear reporting and communication lines in case of an emergency. This has resulted in a seamless transition and uninterrupted flow of business, which we expect to continue.

Partner Operations
We remain in close contact with and continue to monitor the situation at all of our partners' operations. We have completed a thorough review of our operations with our counterparties to better understand their policies and procedures around COVID-19. All of our counterparties are taking steps to ensure business continuity in their operations, but given that this situation is very fluid, we recognize that there is a risk of some operations being impacted at some point. We are pleased that each operation has a crisis management team in place and will make decisions according to their local situation and applicable laws, as well as considering the health and safety of their employees.

As at the time of writing, Wheaton's partners' operations are currently running with the exception of Voisey's Bay, Constancia, Yauliyacu, and Peñasquito. Vale made the decision on March 17th to temporarily suspend operations at Voisey's Bay to ensure the safety of local communities, which have limited access to healthcare given their remoteness. We are not scheduled to begin receiving cobalt from Voisey's Bay until January 1, 2021, and as a result we do not expect this temporary shutdown to affect future deliveries. On March 20th, Hudbay Minerals Inc. announced a temporary shutdown of operations at Constancia, a decision driven by the limited availability of certain critical mining supplies as a result of the national state of emergency in Peru. Yauliyacu has reportedly temporarily halted mining operations also as a result of supply chain issues in Peru. On March 31st, the Mexican federal government mandated that all non-essential businesses temporarily suspend operations until April 30th due to the COVID-19 virus. Newmont Corporation reports that as of April 1st, mining has not been deemed an essential activity under the decree, but that they are engaging with the government to understand the intended impacts of the decree on operations. As a result, Newmont is taking steps towards a safe and orderly ramp down of operations at the Peñasquito mine. Other Mexican mining operations on which Wheaton has precious metal purchase agreements include the San Dimas and Los Filos mines.

Production Guidance
Given the temporary shutdowns announced by some of our partners at mines on which we have precious metal purchase agreements, Wheaton is withdrawing its production guidance for 2020.

We are closely monitoring and regularly assessing the impact of the COVID-19 virus pandemic on our partners' operations and our own operations. However, this pandemic is evolving rapidly and its effects remain uncertain. It is possible that in the future operations at other partners' operations may be temporarily shut down or suspended for indeterminate amounts of time, including the Mexican mining operations.

In these market conditions, commodity price uncertainty highlights the benefits of the low-risk, high-margin nature of our business model. With 88% of our production coming from mines in the lowest half of their respective cost-curves, even at these lower base metal prices, our partners' operations are better able to weather low commodity price cycles. In addition, given the higher margins for our partners at these low-cost mines, we believe that there will be incentive to return them to production as soon as it is safely possible.

Liquidity and Funding
Wheaton currently continues to generate a significant amount of cash flow and remains very comfortable with current debt levels. From a liquidity perspective, with $104 million of cash and cash equivalents combined with over $1.1 billion of available capacity under the $2 billion Revolving Facility as at December 31, 2019, the company remains well positioned to fund all outstanding commitments and known contingencies including dividends, as well as providing flexibility to acquire additional accretive precious metal stream interests.

The company's dividend policy remains intact, under which the quarterly dividend per common share is targeted to equal approximately 30% of the average cash generated by operating activities in the previous four quarters divided by the Company's then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend of $0.10 per common share for the duration of 2020 representing an 11% increase relative to 2019. Under the new minimum dividend policy, the forecast annualized dividend for 2020 would represent an increase of more than 90% over a five-year period.

Community Support
Wheaton has a very active corporate social responsibility ("CSR") program focused on providing financial support to initiatives in our local communities as well as the communities around the mines from which we receive precious metals. Wheaton will continue to be supportive of these programs, and where available, look to provide additional support to programs, especially those that are helping those that are most vulnerable under the current circumstances. We would encourage everyone, where possible, to do whatever you can to help those most at need.  Charity has never been more important than in these times.

About Wheaton Precious Metals Corp.
Wheaton is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton creates sustainable value through streaming.

In accordance with Wheaton Precious Metals™ Corp.'s ("Wheaton Precious Metals", "Wheaton" or the "Company") MD&A and financial statements, reference to the Company includes the Company's wholly owned subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metals purchase agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, the impact of epidemics (including the COVID-19 virus pandemic), the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at mineral stream interests owned by Wheaton (the "Mining Operations"), the ability of Wheaton's PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton's PMPA counterparties) and the potential impacts of such on Wheaton, the costs of future production, the estimation of produced but not yet delivered ounces, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, future payments by the Company in accordance with PMPAs, including any acceleration of payments, projected increases to Wheaton's production and cash flow profile, projected changes to Wheaton's production mix, the ability of Wheaton's PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company's business structure, the Company's assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010, possible audits for taxation years subsequent to 2015, the Company's intention to file future tax returns in a manner consistent with the CRA Settlement, and assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions and audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement  at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and relying on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton's interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings, assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company's facts or change in law or jurisprudence), credit and liquidity, indebtedness and guarantees, mine operator concentration, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations, climate change and epidemics, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2019 and Form 6-K filed March 11, 2020 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that there will be no material adverse change in the market price of commodities, that none of Wheaton, the Mining Operations nor parties to the PMPAs will suffer significant long-term impacts as a result of an epidemic (including the COVID-19 virus pandemic), that any closure of the Mining Operations will be on a temporary basis, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing class action litigation and CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton's application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2020/01/c8720.html

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For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 22:59e 01-APR-20